SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                Report on Form 6-K for the month of August, 2001


                                   Novartis AG
                              (Name of Registrant)


                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland

                    (Address of Principal Executive Offices)


 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                          Form 20-F  X   Form 40-F
                                    ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No  X
                                   ---     ---


Enclosure:   Press releases for July 2001:

(1) "Novartis breakthrough leukemia drug Glivec(R)(imatinib) receives positive opinion from CPMP, moves closer to EU approval", July 27, 2001

(2) "Novartis launches irritable bowel syndrome treatment Zelmac(R)in first market, Mexico", July 24, 2001

(3)      "QLT and Novartis Ophthalmics to fight skin cancer", July 24, 2001

(4)      "Novartis' CHF 200 000 Immunology Prizes awarded in Stockholm", July
         23, 2001

(5) "Plaintiffs' Attorneys Walk Away from Ritalin Litigation in Florida", July 23, 2001

                                                        Page 1 of 24 Total Pages

(6) "Titan and Novartis plan additional clinical trials to further strengthen profile of iloperidone for the treatment of schizophrenia", July 23, 2001

(7) "Novartis and Novo Nordisk partner to commercialize novel insulin sensitizer (NN622) in North America", July 19, 2001

(8) "FDA Issues Complete Response Letter for Xolair(TM)(omalizumab)", July 10, 2001

                                                        Page 2 of 24 Total Pages

[Novartis Logo]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            --------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
            --------------------------------------------------------


Novartis breakthrough leukemia drug Glivec(R) (imatinib) receives positive opinion from CPMP, moves closer to EU approval

Basel, 27 July 2001 - Novartis announced today that it has received a positive opinion from the Committee for Proprietary Medicinal Products (CPMP) for the novel agent Glivec(R) (imatinib)1 in the treatment of adult patients with Philadelphia chromosome (bcr-abl) positive chronic myeloid leukemia (CML) in chronic phase after failure of interferon-alpha therapy, or in accelerated phase or blast crisis. The European Union (EU) Commission usually grants approval of products four months after a CPMP positive opinion. Glivec was designated orphan drug status in February 2001.

"Novartis is extremely gratified that Glivec, which has already benefited thousands of CML patients worldwide, is now one step closer to becoming readily available to patients in the European Union," said David Epstein, President, Novartis Oncology.

To date, Novartis has received marketing clearance for Glivec in more than 10 countries, including the United States, Switzerland, Argentina, Guatemala, Jordan, Korea, Mexico, Peru and Syria.

Clinical Data
The application for marketing authorization was based on Phase I and Phase II data from more than 1000 patients participating in a global clinical trials programme. The effectiveness of Glivec was measured in terms of haematologic and cytogenetic response rates.

In chronic phase CML, patients previously failing interferon-alpha therapy, the updated data confirm near complete, durable hematologic responses in more than 90% of patients, with more than half achieving a complete or near complete disappearance of the Philadelphia chromosome in the bone marrow. Patients in the accelerated phase of the disease have continued high levels of hematologic responses, with good cytogenetic response rates for this population of patients. Blast crisis patients continue to demonstrate rapid hematologic blood count responses which are sustained in nearly a third of the responders.

--------
1 Outside the US: Glivec(R)(imatinib); in the US: Gleevec(TM)(imatinib mesylate)

                                                        Page 3 of 24 Total Pages

Glivec Presents New Insights Into CML
Glivec is one of the first oncology drugs that validates rational drug design based on the understanding of how cancer cells work. Novartis took the significant risk of scaling-up manufacturing and expediting the clinical development when the first evidence of the potential activity of Glivec became apparent. The first submissions for marketing authorization were filed only 32 months after the first dose in man. This timeline more than halved the typical drug development timeframe of approximately six years.

CML is a hematologic stem cell disorder caused by an abnormality in the DNA of the stem cells in bone marrow. This results in a gene that produces an abnormal protein. The protein disrupts the bone marrow's normally well-controlled production of white blood cells and results in a massive increase in the concentration of white blood cells in the blood. CML progresses through three phases - chronic, accelerated and blast crisis. After about five years of the chronic, or most common phase, the disease develops eventually into the advanced stages - accelerated then end-stage or "blast crisis"--which usually results in the death of patients in two to six months.

Contraindications and Adverse Events
The majority of patients treated with Glivec experienced adverse events at some time. Most events were of mild to moderate grade and treatment was discontinued for adverse events only in 1% of patients in chronic phase, 2% in accelerated phase and 5% in blast crisis. Glivec is contraindicated in patients with known hypersensitivity. Women of childbearing potential should be advised to avoid becoming pregnant. If Glivec is used during pregnancy or if the patient becomes pregnant while taking Glivec, the patient should be apprised of the potential hazard to the fetus. The most common side effects included nausea, fluid retention, muscle cramps, diarrhea, vomiting, hemorrhage, musculoskeletal pain, skin rash, headache, fatigue, arthralgia, dyspepsia and dyspnea, as well as neutropenia and thrombocytopenia. There are no long-term safety data on Glivec treatment.

This release contains certain "forward-looking statements," relating to the Company's business, which can be identified by the use of forward-looking terminology such as "positive opinion," "usually," "continued high levels," "continue to demonstrate," "have shown," "supporting," "have shown," "indicates," or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of Glivec, which is expected to be introduced by the Company, and anticipated customer demand for Glivec. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to unexpected regulatory delays, government regulation or competition in general, as well as factors discussed in the Company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

About Novartis
Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income

                                                        Page 4 of 24 Total Pages
of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #

                                                        Page 5 of 24 Total Pages

[Novartis Logo]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            --------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
            --------------------------------------------------------

Novartis launches irritable bowel syndrome treatment Zelmac(R)in first market, Mexico

Basel / Mexico City, 24 July 2001 - Novartis Pharma Mexico announced today that it has launched Zelmac(R) (tegaserod) the Group's new treatment for irritable bowel syndrome. This is the first market introduction for Zelmac. IBS is estimated to affect between 16 and 21% of the population in Mexico1 and up to 20% of the population worldwide2.

"We are excited to make Zelmac available to the millions of patients suffering from IBS in Mexico to offer them a new hope", said Victor Rubira, Country and Pharma Head of Novartis Mexico.

About IBS
IBS is a chronic disorder that can have a dramatically negative impact on patients' daily functioning and well-being. It represents a significant health cost to the economy and remains, globally, the second leading cause of workplace absenteeism after the common cold.

IBS is characterised by the key symptoms of abdominal pain/discomfort, bloating and altered bowel habits that vary in pattern and severity. It is a chronic fluctuating disorder that has a significant impact on daily functioning and overall well-being. People who suffer from IBS often become dissatisfied with current treatments, which include fiber, gastroprokinetics and antispasmodic drugs, because of their general ineffectiveness. In many cases, the frustration causes them to discontinue therapy and contributes to the social and economic impact of the condition.

About Zelmac (tegaserod)
Zelmac is one of a new class of drugs and is the first selective 5HT4 receptor partial agonist to be introduced for the treatment of abdominal pain/discomfort, bloating, and altered bowel habits in patients with IBS.

In the most recent published placebo-controlled, double-blind study3, more than 1 500 female IBS patients were randomly assigned to either 6 mg bid daily of Zelmac or placebo for 12 weeks, followed by a four-week withdrawal period. Within the first week, patients treated with Zelmac experienced significant improvements (p<0.05) as measured by the Subject's Global Assessment (SGA) of Relief, which is a self-administered questionnaire of relief of

                                                        Page 6 of 24 Total Pages
overall IBS symptoms. These improvements persisted throughout the 12-week treatment trial period.

Significant improvements (p<0.05) in the three bowel-related assessments (stool frequency, stool consistency and straining) also occurred within the first week and were sustained throughout the treatment period. Upon discontinuation of drug treatment symptoms returned. In this study, discontinuations due to adverse events occurred in 6.4% (tegaserod) and 4.7% (placebo) patients. The most common adverse events were mild, transient diarrhoea and headache.

Novartis continues to work with the US Food and Drug Administration and other regulatory authorities regarding tegaserod and is committed to helping bring this important new therapy to patients in need.

The forgoing press release contains certain forward-looking statements, related to the business of Novartis, which can be identified by the use of forward-looking terminology such as "to make available", "offer new hope," "committed to helping bring this important new therapy to patients in need", or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Management's expectation regarding the commercial of tegaserod in any market could be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in the Company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein anticipated, believed, estimated or expected.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #

References
1 Schmulson M., Colon Irritable. En Villalobos JJ., Valdovinos MA, Olivera MA. Ed. Principios de Gastroenterologia. 1a. Edicion. Mendez Editores, Mexico, D.F., 2000 Cap. 44 pg. 501-510
2 Thompson, WG et al "Functional bowel disorders and functional abdominal pain", Gut, 1999, 45, (Suppl 11) 1143-1147
3 Lefkowitz M., Liugozio G., et al. "Tegaserod provides relief of symptoms in female patients with Irritable Bowel Syndrome (IBS) suffering from abdominal pain and discomfort, bloating and constipation." Oral presentation at Digestive Disease Week, 20-25 May 2001, Atlanta, Ga.

                                                        Page 7 of 24 Total Pages

[Novartis Logo]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            --------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
            --------------------------------------------------------

QLT and Novartis Ophthalmics to fight skin cancer

Promising results for verteporfin in patients with non-melanoma skin cancer

Basel, 24 July 2001 -- Novartis Ophthalmics, the eye health unit of Novartis, and QLT Inc. announced today the expansion of their alliance to co-develop photodynamic therapy with verteporfin to treat skin cancer and other dermatological conditions.

As part of the expanded co-development agreement, Novartis Ophthalmics will fund future development costs of verteporfin in non-melanoma skin cancer to a maximum of CAD 15 million. Profits, and development costs incurred beyond CAD 15 million will be shared equally between the companies. QLT will receive potential milestone payments totaling CAD 2.5 million for the first regulatory filing and approval. The Phase III program is expected to begin in early 2002.

The expanded agreement is based on promising initial clinical results. In a Phase II clinical study in 54 patients, verteporfin achieved high response rates with an excellent cosmetic outcome in patients with non-melanoma skin cancer. These results were announced last October.

Non-melanoma skin cancer is the most prevalent form of cancer. The majority of these cases can be successfully treated with standard local therapies. However there is a high unmet medical need for patients with multiple tumors that cannot be adequately treated with these therapies - such as those with basal-cell nevoid syndrome or patients whose tumors recur following local treatment.

"We are delighted to learn that verteporfin has such a positive impact on the patients affected from these forms of non-melanoma skin cancer," said Luzi von Bidder, Head of Novartis Ophthalmics. "While our primary focus remains on providing treatment for ocular conditions, it is gratifying that verteporfin may offer a new, non-invasive treatment option to these patients."

"In these types of conditions where current treatments are limited, verteporfin offers clear advantages with a high tumor response rate, an excellent cosmetic outcome, and the ability to treat multiple tumors simultaneously" said Dr. Julia Levy, President and CEO of QLT.

                                                        Page 8 of 24 Total Pages

Once approved, QLT will manufacture the product and Novartis Ophthalmics will be responsible for the marketing and distribution through a separate specialty sales team. Marketed by Novartis Ophthalmics as Visudyne(TM), verteporfin is the therapy of choice in wet form age-related macular degeneration (AMD), the leading cause of blindness in people over the age of 50. Visudyne has been developed by QLT and Novartis Ophthalmics and is available in almost 50 countries. Approximately 75 000 patients have undergone treatment worldwide. In May, Visudyne was awarded the prestigious Prix Galien for therapeutic innovation in France, Belgium and Portugal.

Non-melanoma skin cancer
Skin cancer is the most common form of cancer, accounting for nearly half of all malignancies. The majority of cases are classified as non-melanoma, and include both basal cell and squamous cell carcinomas. Basal Cell Nevoid Syndrome (BCNS) is a genetic disorder which gives rise to multiple, often hundreds of tumors which, when treated, can recur over the lifetime of the patient. BCNS affects approximately 5000 Americans and requires frequent, sometimes monthly treatments often beginning in childhood. The multiple surgical procedures required to treat this condition are time consuming, costly and can result in significant scarring and tissue loss for the patient. BCNS is also commonly referred to as:
-     Nevoid Basal Cell Carcinoma Syndrome
-     Gorlin Syndrome
-     Gorlin-Goltz Syndrome
-     Basal Cell Nevous Syndrome.

About the treatment
In the trial, verteporfin was administered by intravenous injection and within two hours selectively concentrated in the tumor. The drug was activated by a non-thermal light emitting diode (LED) at a wavelength of 689nm at the tumor site to produce a cytotoxic form of oxygen that destroys the cancer cells. Local pain and discomfort at the treatment sites were among the most common adverse effects but were well controlled with oral pain relief medication.

The foregoing press release contains forward-looking statements that can be identified by terminology such as "will", "expected", "may offer", "once approved", or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results and assumptions to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, but are not limited to: risks associated with the development and commercialization of the treatment, including uncertainties relating to manufacturing, clinical trials, registration, patient enrollment, pricing and reimbursement; patient and physician demand for the treatment; competition; any uncertainty regarding patents and proprietary rights; product liability claims and insurance; government regulation; anti-takeover provisions; dependence on corporate relationships; volatility of share prices; QLT Inc.'s rapid growth, its history of operating losses and uncertainty of future profitability, and its access to capital; and any additional information and other factors as described in detail in QLT Inc.'s Annual Information Form 10-K and recent and forthcoming quarterly reports on Form 10Q, Novartis AG's Form 20-F on file, and other filings with the US Securities and Exchange Commission.

Background on Novartis Ophthalmics and QLT
With worldwide headquarters in Buelach, Switzerland, Novartis Ophthalmics is a global leader in research, development and manufacturing of leading ophthalmic pharmaceuticals

                                                        Page 9 of 24 Total Pages
that assist in the treatment of glaucoma, age-related macular degeneration, eye inflammation, ocular allergies and other diseases and disorders of the eye. Novartis Ophthalmics products are available in more than 110 different countries. The North American headquarter is based in Atlanta, Georgia. Novartis Ophthalmics has production sites in Switzerland, France and Canada. For further information please consult www.novartisophthalmics.com.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.

QLT Inc. (NASDAQ: QLTI; TSE: QLT) is a world leader in the development and commercialization of pharmaceutical products for use in photodynamic therapy, a field of medicine utilizing light-activated drugs in the treatment of disease. QLT's innovative science has led to the development of breakthrough treatments for ocular diseases and cancer and is currently being studied in autoimmune diseases. For more information visit the QLT web site at www.qltinc.com.

                                      # # #

                                                       Page 10 of 24 Total Pages

[Novartis Logo]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            --------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
            --------------------------------------------------------

Novartis' CHF 200 000 Immunology Prizes awarded in Stockholm

Stockholm, 23 July 2001 - Today at the eleventh International Congress for Immunology in Stockholm, the Novartis 2001 Prizes for Immunology were awarded to four clinicians in recognition of their outstanding contributions to immunology in scientific and medical research.

The Novartis Prizes for Immunology, one for basic and one for clinical immunology, are each worth CHF 100 000 and are renowned as the most prestigious awards in the field. They are awarded for outstanding achievements in the understanding of immunology and major immunological discoveries that lead to therapeutic applications in such fields as transplantation, rheumatology, haematopoiesis, cancer immunology and asthma.

o      The 2001 Prize for Basic Immunology (CHF 100 000) is shared between:

      Professor Klas Karre, Stockholm, Sweden, Professor Lorenzo Moretta, Genoa, Italy and Professor Wayne Yokoyama, Saint Louis, USA for their ground-breaking scientific contributions to our understanding of natural killer cells and the molecular basis for their function.

o     The 2001 Prize for Clinical Immunology (CHF 100 000) goes to:

      Professor Alain Fischer, Paris, France for his ground-breaking research and treatment in the field of genetic disorders affecting immune cells, for example in patients with X-linked severe combined immune disease.

Commending the recipients, Chairman of the international jury and Nobel laureate Prof. Rolf Zinkernagel said: "These distinguished scientists have made substantial contributions to our fundamental understanding of immunology and innate resistence. Their findings and subsequent studies are having a major impact on basic and medical research."

Developed to recognise individual achievements and provide financial support for further research, the prizes have two fundamental aims: to stimulate research of unsolved, difficult

                                                       Page 11 of 24 Total Pages
problems in biology and medicine, and to further links between academic and industrial research.

First awarded in 1990, the Novartis Immunology Prizes embody the company's continued commitment to immunology and passion for innovative research and development. Novartis' strength in discovery has lead to an impressive number of achievements in immunology over the past three decades. The most notable of these were: the introduction of Neoral(R) (cyclosporin), which in 1978 provided a major breakthrough in human organ transplantation, and the introduction of the revolutionary leukemia drug Gleevec(R) (imatinib). Gleevec is the fastest-ever developed anticancer agent and the first to have been developed against a specific molecular target resulting from a genetic defect.

                                      * * *

Notes for editors
-----------------

Klas Karre, Professor of Molecular Immunology (1994) and Chairman of the Microbiology and Tumor Biology Centre at the Karolinska Institute (2000), has made a significant contribution to our knowledge and understanding of natural killer (NK) cells. He was the first person to demonstrate that NK cell mediated killing of target cells was inversely correlated with the expression of self major histocompatibility complex (MHCP) class I molecules. These observations formed the basis for the "missing self" hypothesis which suggested that NK cells reacted to the absence of the normal rather than the presence of the foreign or abnormal. This discovery paved the way to understanding the general principle of inhibitory receptors on other cells in the immune system. There are a number of potential practical applications for this discovery, including improving immunotherapy against cancer (particularly in the elimination of recurring tumours) and in relation to immunity to viral infections. The prize is in recognition specifically of this work by Professor Karre (in collaboration with his colleagues), which follows 20 years of research in immunology.

Lorenzo Moretta, Professor of General Pathology at the University of Genoa, and Scientific Director of the Giannina Gaslini Pediatric Institute, Genoa (2000), has made a significant contribution to our knowledge and understanding of the immune system. He has been at the forefront of a number of immunological discoveries, particularly the identification of inhibitory receptors on both NK and T cells. More recently, Dr Moretta has been involved in leading the research to identify and characterize natural cytotoxicity receptors that are involved in triggering Natural Killer (NK) cell activity during the process of natural cytotoxicty. This discovery may play a crucial role in developing monoclonal antibodies and other drugs that can directly activate NK cells to attack tumour cells. The prize is in recognition specifically of this work by Dr Moretta (in collaboration with his colleagues at the University of Genoa), which follows almost 30 years of research in immunology.

Wayne Yokoyama, Professor of Medicine and Professor of Pathology at Washington University School of Medicine has made a significant contribution to our knowledge and understanding of NK cells. He was responsible for the cloning the cDNA of Ly49A and recognising that this molecule was the first MHC class I specific inhibitory receptor of NK cells to be isolated, and not a T-cell antigen as the research of his contemporaries suggested. This research laid the groundwork for the techniques investigators could use to detect the different classes of MHC class I receptors both in mice and men. The prize is in recognition

                                                       Page 12 of 24 Total Pages
specifically of this work by Dr Yokoyama (in collaboration with his colleagues), which follows over 20 years worth of research in immunulogy.

Alain Fischer, Professor of Pediatric Immunology at Hopital Necker-Enfants Malades, Paris, has been awarded the Novartis Prize for Clinical Immunology at the International Congress of Immunology in Stockholm, has carried out ground-breaking research into the genetic disorders that affect the human immune system. He has been instrumental in a number of discoveries, including understanding the molecular mechanisms involved in immunoglobulin (Ig) class switch recombination, generation of Ig somatic hypermutations and the role of Fas gene mutations in causing T and B lymphoproliferation. Professor Fischer is also responsible for the first successful attempt of gene therapy in people with primary immunodeficiency: patients with SCID-X1 were treated by gene transfer into marrow cells and have had a sustained immune system reconstitution for up to two years after treatment. The prize is in recognition specifically of this work by Professor Fischer (in collaboration with his colleagues) in the field of genetic disorders of the immune system.

                                                       Page 13 of 24 Total Pages

[Novartis Logo]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            --------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
            --------------------------------------------------------

Plaintiffs' Attorneys Walk Away from Ritalin Litigation in Florida

Third Dismissal to Date of Suits Filed against Novartis, Makers of Ritalin(R)(methylphenidate HCl)

Orlando, FL, 23 July 2001 - Plaintiffs bringing class action litigation against Novartis Pharmaceuticals Corporation, manufacturer of Ritalin(R) (methylphenidate HCl), the American Psychiatric Association (APA) and Children and Adults with Attention-Deficit/Hyperactivity Disorder (CHADD) have notified the court that they are dismissing their case against the defendants. The lawsuit, filed in November 2000, claimed the defendants conspired to promote the diagnosis of Attention-Deficit/Hyperactivity Disorder (ADHD). The plaintiffs alerted the court of their intent to dismiss on July 5; their decision follows dismissals by the courts in similar lawsuits filed in California and Texas.

"We are extremely pleased with the plaintiffs' decision," said Novartis General Counsel, Dorothy Watson. "This action supports Novartis' position that this lawsuit and others like it are an unmerited attempt to promote an agenda that contradicts scientific and medical consensus."

On May 18, a Texas judge dismissed a similar class action suit filed in that state. U. S. District Judge Hilda G. Tagle found that the plaintiffs in that class action failed to state their claims of fraud and conspiracy with sufficient particularity. Additionally, she found that the plaintiffs' vague mentions of side effects in their complaint failed to state a legal claim. The plaintiffs had until June 20 to appeal the ruling; however, they did not do so.

The first class action suit of this type was dismissed in California on April
23. U.S. District Judge Rudi Brewster dismissed the suit under California's anti-SLAPP statute -- a statute designed to weed out of the court system at their inception, lawsuits which are in reality political actions designed to intimidate defendants from exercising their First Amendment rights. Judge Brewster dismissed the suit stating that the defendants' speech is "protected under both the United States and California Constitutions" and that plaintiffs "failed to state a cause of action." In addition to dismissing the suit, the court also ordered that the plaintiffs pay the legal fees for Novartis, APA and CHADD. Similar suits have been filed in New

                                                       Page 14 of 24 Total Pages

Jersey and Puerto Rico. The defendants have filed motions to dismiss those cases and rulings are pending.

Contrary to the position advanced in the lawsuits, ADHD is a real and serious disorder. It is a well-established and valid diagnosis recognized by the leading medical authorities in the U.S. including the American Medical Association, American Psychiatric Association, American Academy of Pediatrics, the U.S. Food and Drug Administration and the U.S. Surgeon General.

Ritalin has been shown to be an effective and safe medication for more than 45 years and has been scientifically evaluated in more than 200 studies involving over 6,000 school-aged children.

"Ritalin and similar treatments are among the most widely studied therapies available," said Watson. "We're heartened that an overwhelming body of scientific evidence cannot just be litigated away by lawyers and anti-psychiatry advocates."

Ritalin is a mild central nervous system stimulant that helps to address the neurochemical problems underlying Attention-Deficit/Hyperactivity Disorder
(ADHD).

Novartis Pharmaceuticals Corporation researches, develops, manufactures and markets leading innovative prescription drugs used to treat a number of diseases and conditions, including central nervous system disorders, organ transplantation, cardiovascular diseases, dermatological diseases, respiratory disorders, cancer and arthritis. The company's mission is to improve people's lives by pioneering novel healthcare solutions.

Located in East Hanover, New Jersey, Novartis Pharmaceuticals Corporation is an affiliate of the Novartis Group (NYSE: NVS), a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF
29.1 billion (USD 17.2 billion) and invested approximately CHF 4.0 billion (USD
2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 67,600 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #

                                                       Page 15 of 24 Total Pages

[Novartis Logo]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            --------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
            --------------------------------------------------------

Titan and Novartis plan additional clinical trials to further strengthen profile of iloperidone for the treatment of schizophrenia

Studies to date support safety and efficacy of novel development compound

South San Francisco, CA 23 July 2001 - Titan Pharmaceuticals Inc. and Novartis Pharma AG announced today that they will initiate dose-related trials, including once-a-day dosing, which will more fully profile iloperidone. The companies also said that clinical trials conducted to date support the favorable efficacy, safety and tolerability profile of iloperidone in the treatment of acute schizophrenia.

Additional studies will further investigate once-a-day-dosing, demonstrate a favorable safety profile when switching from other antipsychotic agents to iloperidone, and support the competitive profile of the compound. Data from these studies will be included in the initial regulatory submissions. The first submission is anticipated in the US around the end of 2002, followed by filings elsewhere. Studies in additional indications such as acute mania are also planned.

"We believe iloperidone represents an improvement in the treatment of schizophrenia," said Joerg Reinhardt, Global Head of Development for Novartis Pharma. "We recognize the need not only for an effective, well-tolerated medication but also for simplified dosing to enhance overall compliance in this often poorly compliant patient population. Therefore we have decided it is important to include additional once-daily dosing studies in our program. We believe the additional studies will strengthen the clinical profile of iloperidone and will facilitate iloperidone's successful regulatory review both in the United States and Europe", said Joerg Reinhardt.

The most recently completed placebo-controlled trial, Study 3005, investigated two dose ranges of iloperidone for six weeks. Results from the high dose arm (20-24 mg/day) showed a statistically significant improvement in symptoms measured by the 18-item Brief Psychiatric Rating Scale (BPRS) and the Positive and Negative Symptom Scale (PANSS). Results from the low dose arm (12-16 mg/day), showed statistically significant results for iloperidone compared with placebo at weeks three, four and five, as well as a numerical trend at week six. The favorable safety and tolerability profile of iloperidone was reconfirmed in this study, with overall low incidence of extra-pyramidal symptoms (EPS), and cardiovascular effects,

                                                       Page 16 of 24 Total Pages
little weight gain and low sedation, which frequently affect patient compliance with agents in this class.

Analysis of safety and efficacy data from Phase III clinical trials with more than 3500 patients at some 300 sites around the world, shows that iloperidone is efficacious and possesses a favorable safety and tolerability profile. Overall, the development program has studied a range of doses from 4-24 milligrams per day.

Long-term data from three double blind safety studies in approximately 1200 patients shows that patients in the iloperidone arm experienced a mean weight gain of only 1.6-3.7 kg at 52 weeks and minimal EPS which remains stable or even improves over 52 weeks. There was no increase in serum prolactin, no seizures and minimal effect on heart rate and blood pressure over 52 weeks.

Novartis acquired the rights to develop, manufacture and market iloperidone worldwide from Titan Pharmaceuticals, Inc. of South San Francisco, California in November 1997. "More than 45 million people worldwide suffer from schizophrenia and many patients and physicians are unsatisfied with current therapeutic options," said Titan Chairman and CEO, Dr. Louis R. Bucalo. "We believe that iloperidone has clinical benefits that can help satisfy some of the unmet medical needs of these patients, and we are committed to making it available to them as soon as possible in a dose regimen that will be most advantageous to them."

Approximately 1% of the world's population, 45 million people in total, suffer from schizophrenia. Despite major gains in diagnosis and treatment of the disease during the 1990's, this large market remains unsatisfied by current antipsychotic therapies. One common problem is the fact that many patients discontinue therapy because of troubling or dangerous side effects such as weight gain, impaired motor function, and cognitive disorders.

The foregoing press release contains forward-looking statements that can be identified by terminology such as "will, believe, planned, show, can help, may, as soon as possible, will be", or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results involving iloperidone to be materially different from any future results, performance, or achievements expressed or implied by such statements. In particular, management's expectations could be affected, by among other things, uncertainties relating to clinical trials, unexpected regulatory delays or restrictions or government regulation generally; the company's ability to obtain or maintain patent and other proprietary intellectual property protection; and competition in general. Any of these factors can cause the results to defer materiality.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                                       Page 17 of 24 Total Pages

Titan Pharmaceuticals, Inc. is a biopharmaceutical company developing proprietary therapeutics for the treatment of central nervous system disorders, cancer and other serious and life-threatening diseases.


                                      # # #

                                                       Page 18 of 24 Total Pages

[Novartis Logo]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            --------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
            --------------------------------------------------------

Novartis and Novo Nordisk partner to commercialize novel insulin sensitizer (NN622) in North America

Basel/Copenhagen, 19 July 2001 - Novartis Pharma AG and Novo Nordisk today announced an agreement on the commercialization of NN622, currently in development for the treatment of type 2 diabetes. Under the terms of the agreement Novartis acquires exclusive rights to commercialize the compound in the US, Canada and Mexico, with Novo Nordisk retaining certain detailing rights for the US. Novo Nordisk continues to be responsible for development and global regulatory approval. The agreement is subject to regulatory clearance in the US.

Novartis will make upfront and milestone payments subject to progress relating to specified events, and will pay royalties. Financial terms of the transaction were not disclosed.

Commenting on the agreement, Thomas Ebeling Chief Executive Officer of Novartis Pharma said: "This novel compound adds further depth to our pipeline of projects addressing the serious and growing challenge of type 2 diabetes and its associated risks of cardiovascular disease. The agreement provides a strong near-term opportunity for Novartis in the metabolic and cardiovascular diseases area. We look forward together with diabetes leader Novo Nordisk to being early in bringing the benefits of this new approach to patients".

Lars Almblom J0rgensen, Chief Operating Officer of Novo Nordisk said: "We are very pleased with this agreement, securing a strong marketer as Novartis with its large, proven and dedicated sales force to support NN622 in North America. Its launch capabilities make it the partner of choice for Novo Nordisk in this area".

NN622 is a PPAR (peroxisome proliferator-activated receptor) alpha and gamma agonist, which in preclinical and early clinical trials has shown potential to regulate blood glucose and diabetic dyslipidemia. The compound, inlicensed by Novo Nordisk from Dr Reddy's Laboratories, is chemically and pharmacologically different from presently marketed PPAR agonists.

Increasing scientific evidence indicates that targeting both too high blood sugar levels and often too high lipid levels may improve treatment outcomes for type 2 diabetes patients. NN622 is currently in phase II clinical trials, and Novo Nordisk expects to complete the clinical proof of concept trials later this year. The compound is expected to be among the first

                                                       Page 19 of 24 Total Pages
to reach the market from a new generation of dual-acting sensitizers currently in development.

About diabetes
Type 2 or non-insulin dependent diabetes affects about 140-150 million people worldwide and is a serious disease with increasing numbers of people being afflicted in both first and developing world countries. According to the US Centers for Disease Control (CDC), more than 16 million Americans have diabetes, which is the seventh leading cause of death in the US and a contributor to heart disease, stroke, blindness, kidney disease, and non-traumatic leg and foot amputations. Diabetes rates in the US rose by approximately 6% among adults in 1999, according to CDC.

This release contains certain forward looking statements that can be identified by the use of forward-looking terminology such as "novel compound", "adds further depth to our pipeline", "strong near term opportunity", "new approach", "look forward", "potential", "may improve", "expects", "is expected" and "subject to". Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such statement. In particular, there are no guarantees that the aforementioned agreement will result in a new diabetes therapy or any subsequent commercialization of any product in any North American market. Any such commercialization can be affected by, among other things, uncertainties relating to product research and development, clinical trials, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other intellectual property protection and competition in general.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.

Novo Nordisk is a focused healthcare company and world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as coagulation disorders, growth disorders and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 14 000 people in 68 countries and markets its products in 179 countries. For further company information visit http://www.novonordisk.com.

Note to editors: Novartis and diabetes
Novartis has a strong and growing commitment to diabetes. The company is currently in the global launch phase of Starlix(R) (nateglinide), the first D-phenylalanine (amino acid) derivative, for the treatment of type 2 diabetes. So far registered in over 50 countries worldwide, Starlix is growing good acceptance within the medical community as a new approach to a crucial risk factor of diabetes (post prandial glucose spikes) as part of overall glucose control.

In development, with phase II compounds DPP/LAF 237, the company is active in a new class of orally active anti-diabetics with potentially multiple functional effects. Novartis

                                                       Page 20 of 24 Total Pages
recently announced an agreement for worldwide exclusive rights to development and commercialization of Dr Reddy's insulin sensitizer DRF 4158 in type 2 diabetes.

Finally, the international Novartis Award in Diabetes is one of many activities that Novartis is supporting to help increase awareness of and urgency for innovation in diabetes research, education and clinical practice.

                                      * * *

                                                       Page 21 of 24 Total Pages

[Novartis Logo]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            --------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
            --------------------------------------------------------

FDA Issues Complete Response Letter for Xolair(TM) (omalizumab)

Basel and South San Francisco, 10 July 2001 - Novartis AG and Genentech, Inc. today announced that they received a Complete Response letter from the US Food and Drug Administration (FDA) for their Biologics License Application (BLA) for Xolair(TM) (omalizumab), which was filed on June 6, 2000. The letter requests additional preclinical and clinical data analyses, as well as pharmacokinetic information. Issuance of the FDA Complete Response Letter satisfies the agency's product review performance goals specified under the Prescription Drug User Fee Act. No specific deadline has been set for the re-submission. Once filed, the FDA has up to six months to review and act upon additional data.

The companies believe they can provide substantial information from ongoing trials, including the ALTO trial, a randomized, controlled open label study to evaluate the safety of Xolair in moderate to severe asthma patients already treated with other therapies, as well as from completed trials where information has not yet been submitted. Pending continuing discussions with the FDA, some additional trials on specific subgroups may be necessary. It is anticipated that the initial proposed label claim will likely be for adult allergic asthma. The FDA also asked for information to confirm that the pharmacokinetics of the Xolair drug substance were consistent throughout the development program.

The companies are considering different scenarios with a conservative estimate being resubmissions ranging from 2002 to early 2003. The exact timing will be dependent on the scope of the discussions with the FDA. The new data which will be submitted to the FDA and also to the European Medical Evaluations Agency
(EMEA) will result in a delay in the EU approval too.

Susan D. Hellmann, MD, MPH, Executive Vice President, Development and Product Operations, and Chief Medical Officer for Genentech, commented, "our top priority is to provide this information to the agency in as expedited a timeframe as is feasible."

"According to the WHO, 150 million people around the world suffer from asthma. Clearly, there is a great unmet clinical need for an effective treatment," said Jorg Reinhardt, Head of Development, Novartis Pharma. "Novartis and Genentech will continue to work together to make Xolair available to patients as soon as possible."

                                                       Page 22 of 24 Total Pages

Xolair is a monoclonal antibody to IgE in development by Novartis Pharma AG, Genentech Inc and Tanox Inc. It is the first agent to specifically target IgE. By binding to IgE antibodies, Xolair prevents IgE from attaching to mast cells. Without IgE bound to mast cells, the presence of allergen will not cause the release of chemical mediators like histamine and leukotrienes, which lead to the symptoms and inflammation of asthma and allergic rhinitis. In trials to date, Xolair has been administered as a subcutaneous (under the skin) injection every two to four weeks, at a dose depending on patients' body weight and IgE levels. Xolair would be the first biologic available for the treatment of asthma and seasonal allergic rhinitis.

The foregoing release contains forward-looking statements that can be identified by terminology such as "believe", "pending continuing discussions", "anticipated", "will be dependent", "will result", "will continue", or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the aforementioned actions will result in the commercialization of Xolair in any market. Any such commercialization can be affected by, among other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general. Some of those factors are discussed in the Form 20-F filed by Novartis with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

About Novartis
Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69,000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.

About Genentech
Genentech, Inc. is a leading biotechnology company that discovers, develops, manufactures, and markets human pharmaceuticals for significant unmet medical needs. Fourteen of the currently approved biotechnology products stem from Genentech science. Genentech markets nine biotechnology products directly in the United States. The company has headquarters in South San Francisco, California, and is traded on the New York Stock Exchange under the symbol DNA.

                                      # # #

                                                       Page 23 of 24 Total Pages

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  Novartis AG


Date:  August 8, 2001                             By:  /s/ Raymund Breu
                                                      --------------------------
                                                  Name:  Raymund Breu
                                                  Title: Chief Financial Officer

                                                       Page 24 of 24 Total Pages